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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6 K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               EDAP TMS S.A. Files

            Press release on termination agreement with HealthTronics

                                 April 12, 2007

                                  EDAP TMS S.A.
                      Parc Activite La Poudrette Lamartine
                               4/6 Rue du Dauphine
                          69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

This report on Form 6-K with respect to the Company's 2006 annual results, is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811.

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                                                                   Comments CGSH

                       CONTACT: EDAP TMS S.A.        Magnolia Investor Relations
                                Blandine Confort     Matt Kreps
                                +33 4 78 26 40 46    972 801 4900

FOR IMMEDIATE RELEASE
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       EDAP ANNOUNCES DETAILS ON TERMINATION AGREEMENT WITH HEALTHTRONICS

Lyon, France, April 12, 2007 - EDAP TMS S.A. (Nasdaq: EDAP), the global leader in High Intensity Focused Ultrasound (HIFU) treatment of prostate cancer and the international leader in the development, production, and distribution of a wide portfolio of minimally invasive medical devices primarily for the treatment of urological diseases releases supplemental details on the conclusion of its Distribution Agreement with HealthTronics.

EDAP TMS announced that it has entered into an agreement with HealthTronics Surgical Services, Inc. to terminate its 2004 distribution agreement with HealthTronics originally entered into in February 2004 to pursue FDA approval of EDAP's Ablatherm-HIFU device for use in the United States.

Pursuant to the terms of the termination agreement,

o On April 4, 2007, HealthTronics exercised 200,000 warrants granted under the distribution agreement to acquire an equal number of EDAP's shares, paying an aggregate exercise price of $300,000. The 600,000 remaining warrants granted under the distribution agreement were cancelled. EDAP also agreed to file a registration statement under the Securities Act of 1933 to enable HealthTronics to resell its shares in transactions that are registered under the Securities Act.

o HealthTronics agreed to pay EDAP $600,000 after the resale registration statement has been effective for 60 days. EDAP may also receive additional cash compensation based on a formula related to the price at which HealthTronics resells the EDAP's shares in the future.

o HealthTronics agreed to transfer to EDAP one Ablatherm device and six lithotripters previously acquired by HealthTronics, and to return two Ablatherm devices already owned by EDAP. The transfer of these devices is part of the overall termination transaction and their value is included in the estimated transaction value.

The relevant EDAP parties and HealthTronics parties released each other from liabilities arising under the terminated distribution agreement, and agreed to indemnify each other for breaches of the termination agreement and certain liabilities arising from any claims related to the use of the Ablatherm-HIFU device and the conduct of the clinical study evaluating the Ablatherm-HIFU device.

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ABOUT EDAP TMS S.A.

EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. The company is also developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

For more information on the Company, contact Magnolia Investor Relations at
(972) 801-4900, the Corporate Investor Relations Dept at +33 (0)4 78 26 40 46 or see the Company's web sites at http://www.edap-tms.com and http://www.hifu-planet.com.

To sign up for alerts please visit:
http://www.b2i.us/irpass.asp?BzID=1053&to=ea&s=0

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of EDAP TMS S.A. in the United States or any other jurisdiction.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 12, 2007
                                                         EDAP TMS S.A.


                                                         /s/ MARC OCZACHOWSKI
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                                                         MARC OCZACHOWSKI
                                                         CHIEF EXECUTIVE OFFICER